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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
INCLUDING THE ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   24456 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GERALD N. GASTON
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                            11222 QUAIL ROOST DRIVE
                              MIAMI, FL 33157-6596
                                 (305) 253-2244
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

            MORTON A. PIERCE, ESQ.                      JOSEPHINE CICCHETTI, ESQ.
          JONATHAN L. FREEDMAN, ESQ.                JORDEN BURT BERENSON & JOHNSON LLP
             DEWEY BALLANTINE LLP                     777 BRICKELL AVENUE, SUITE 500
         1301 AVENUE OF THE AMERICAS                         MIAMI, FL 33131
              NEW YORK, NY 10019                              (305) 371-2600
                (212) 259-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is American Bankers Insurance Group, Inc., a Florida corporation (the "Company" or "American Bankers"), and the address of the principal offices of the Company is 11222 Quail Roost Drive, Miami, FL 33157-6596. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Common Stock"), including the associated Series A Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of February 24, 1988, as amended and restated as of November 14, 1990, and as further amended on December 19, 1997 and February 5, 1998 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as successor Rights Agent (such Common Stock and the Rights being collectively referred to herein as the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer by Season Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly-owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), to purchase 23,501,260 Shares at a price of $58.00 per Share, net to the seller in cash, without interest thereon, as disclosed in the Tender Offer Statement on Schedule 14D-1, dated January 27, 1998 (the "Schedule 14D-1"), filed by Purchaser and Cendant with the Securities and Exchange Commission (the "SEC"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1998, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Cendant Offer").

     The Schedule 14D-1 states that the principal executive offices of Cendant and Purchaser are located at 6 Sylvan Way, Parsippany, New Jersey 07054.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) any executive officer or director of the Company or (ii) Purchaser, Cendant or their respective executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated April 11, 1997 (the "Proxy Statement") mailed to shareholders in connection with the Annual Meeting of Shareholders of the Company held on May 23, 1997 (the "Annual Meeting") under the sections entitled "Directors' Compensation," at pages 13-14 of the Proxy Statement, "Approval of American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan," at pages 17-22 of the Proxy Statement, "Compensation of Executive Officers," at pages 22-31 of the Proxy Statement, and "Certain Relationships and Transactions," at page 11 of the Proxy Statement. A copy of the relevant portions of the Proxy Statement are filed as Exhibit 1 hereto and are incorporated by reference herein.

     As described in the Proxy Statement, American Bankers is currently a party to severance agreements (the "Severance Agreements") with Messrs. Gerald N. Gaston, Floyd G. Denison, Michael Ray, Stephen T. Williams, Leonardo F. Garcia, Jason J. Israel, Thomas Hayes, Arthur W. Heggen, R. Kirk Landon, Jay R. Fuchs, Eugene E. Becker, Sanford Neubarth, and Philip Bruce Camacho (each, an "Officer," and collectively "Officers"). Pursuant to such severance agreements, the Officers will receive severance payments if they are terminated under certain circumstances.

     Severance Agreements that were entered into prior to 1989 (the "Prior Severance Agreements") provide that an Officer is entitled to receive payment of an amount (the "Designated Amount") equal to twice the Officer's Current Annual Salary (as defined in the Severance Agreement) in the event that American Bankers is Merged or Sold (as defined in the Severance Agreement), regardless of whether the Officer has terminated

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his employment. Under the terms of the Prior Severance Agreements, American
Bankers would be treated as having been Merged or Sold as a result of consummation of the Cendant Offer, and the Officers would be entitled to payment of an amount equal to the Designated Amount. The estimated aggregate amount payable to the Officers under the Prior Severance Agreements as a result of the consummation of the Cendant Offer is $4,785,000.

     Severance Agreements that were entered into after 1988 (the "Recent Severance Agreements") provide that if, within 24 months following a Change of Control (as defined in the Recent Severance Agreements) of American Bankers, an Officer in good faith determines that there has been a significant adverse change in circumstances affecting such Officers' position or status within American Bankers, such Officer may terminate his employment and be entitled to receive payment of an amount (the "Maximum Amount") equal to the maximum amount that will not constitute a "parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder (the "Code") (or any successor provision or, if no such provision exists, as defined in such provision immediately prior to its repeal) and as calculated by American Bankers' independent auditors. The Recent Severance Agreements also provide that within fifteen (15) business days following the occurrence of a Change in Control (as defined in the Recent Severance Agreements) of American Bankers, American Bankers is required to deposit with an escrow agent an amount (the "Escrow Deposit") equal to the Maximum Amount calculated as of the date of such Change in Control. Under the terms of the Recent Severance Agreements, a change of control of American Bankers will be treated as having occurred as a result of the consummation of the Cendant Offer. Assuming each Officer who is a party to a Recent Severance Agreement terminated employment immediately following the consummation of the Cendant Offer because such Officer determined that there has been an adverse change in circumstances affecting such Officers' position or status, the estimated aggregate amount payable to such Officers as a result of such terminations would be approximately $18,385,000.

     As described in the Proxy Statement, American Bankers maintains various plans pursuant to which stock option awards and restricted stock awards are made to its executive officers. Under the 1994 Senior Management Stock Option Plan (the "1994 Senior Plan"), the 1991 Stock Option/Restricted Stock Award Plan (the "1991 Award Plan") and the 1991 Stock Incentive Compensation Plan (the "1991 Incentive Plan"), upon the exercise of a stock option, the optionee is entitled to receive shares of Common Stock which are subject to restrictions on transfer ("Restricted Stock") (which, in the case of the 1994 Senior Plan and the 1991 Award Plan, are in addition to non-restricted shares of Common Stock received upon such exercise). Pursuant to the terms of the 1994 Senior Plan, the 1991 Award Plan and the 1991 Incentive Plan, upon a "change in control" (as defined in such plans), the restrictions applicable to shares of Restricted Stock then held by executive officers on account of the exercise of options under such plans will lapse. Consummation of the Cendant Offer will constitute a change in control under such plans and, accordingly, the restrictions on shares of Restricted Stock then held by executive officers on account of the exercise of options under such plans will lapse.

     American Bankers has also granted options to purchase Common Stock under the 1997 Equity Incentive Plan (the "1997 Incentive Plan"). Pursuant to the award agreements entered into under the 1997 Incentive Plan, all outstanding stock options will become fully vested and exercisable upon a change in control (as defined under the 1997 Incentive Plan). Upon the exercise of an option under the 1997 Incentive Plan, the optionee is entitled to receive shares of Restricted Stock (as well as non-restricted shares of Common Stock). Consummation of the Cendant Offer will constitute a change in control under the 1997 Incentive Plan and, accordingly, all unvested options under such plan will become immediately vested and exercisable upon consummation of the Cendant Offer and shares of Restricted Stock then held on account of the exercise of options under the 1997 Incentive Plan will become fully vested.

     Certain members of management of the Company and members of the Board of Directors have certain interests in the Proposed AIG Merger. Such interests are described on pages 35-36 and 55-56 of the Proxy Statement/Prospectus, which material is filed as part of Exhibit 1 hereto and is incorporated by reference herein in its entirety.

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     Mr. James F. Jorden, a director of American Bankers, is the Managing Senior
Partner of the law firm of Jorden Burt Berenson & Johnson LLP, which provides legal services to American Bankers, including in connection with the Proposed
AIG Merger (as defined below) and the Cendant Offer, for which it will receive compensation.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a)-(b) Recommendation, Reasons for the Recommendation and Background. The Board of Directors of the Company (the "Board of Directors" or the "Board") has unanimously determined (with one director absent) that, in light of all the relevant circumstances and for the reasons set forth below, it is unable to take a position with respect to the Cendant Offer and is making no recommendation at this time with respect to the Cendant Offer. The reasons for this determination include the following:

          (1) The Board of Directors, along with its legal and financial advisors, considered the fact that the Cendant Offer currently contemplates a price of $58 per Share, a 23% premium over the $47 per Share in the Proposed AIG Merger. However, because of the provisions of the AIG Merger Agreement which prohibit the Company from engaging in negotiations with or having discussions with Cendant concerning the Cendant Offer as well as the lack of certain information which the Company expects will be disclosed in the regulatory process, the Board of Directors has been unable to assess several aspects of the Cendant Offer, including the following:

           - Cendant's relatively high level of financial leverage, which would be further increased by the indebtedness it intends to incur to finance the Cendant Offer, and the effect of such leverage on the opeations of the Company;

           - Cendant's proposed business plans for the Company following the Cendant Offer if the Cendant Offer were successful, including treatment of accounts, employees and policyholders;

           - Cendant's experience in owning and operating insurance companies;

           - The ability of Cendant to provide licensed facilities outside of the United States to permit international distribution of the Company's products;

           - The ability of Cendant to realize the synergies that Cendant has indicated will be achieved;

           - Whether increased revenue levels projected by Cendant require additional capital infusions in the Company's operating subsidiaries and the source of such capital;

           - Cendant's plans with respect to intercompany transactions with the Company's insurance subsidiaries involving intercompany royalties and fees;

           - The potential reaction of the Company's producers and reinsurers to Cendant; and

           - The potential volatility of the Cendant common stock, par value $.01 per share (the "Cendant Common Stock").

          (2) The Board of Directors continues to believe that the transaction contemplated (the "Proposed AIG Merger") by the Agreement and Plan of Merger (the "AIG Merger Agreement"), dated as of December 21, 1997, as amended and restated as of January 7, 1998 and as further amended on January 28, 1998, among the Company, American International Group, Inc. ("AIG") and AIGF, Inc., a Florida corporation and a wholly-owned subsidiary of AIG ("AIGF") represents a more attractive alternative than operating on a stand-alone basis because:

           - AIG represents a strong long-term strategic partner for the Company and AIG is a market leader in the insurance industry with an excellent and long-standing operating history;

           - AIG has extensive knowledge of and experience in regulatory matters;

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

           - The Board believes that AIG's long-term debt rating will enable the Company to have access to capital on more favorable terms than it previously experienced. The Board also believes that the favorable claims-paying ratings of AIG's insurance subsidiaries would enhance sales of the Company's insurance products; and

           - The Board believes that a combination with AIG would allow access to AIG's considerable international experience and substantial resources, at a time of industry consolidation, which would enable the Company to expand beyond the domestic market. The Board of Directors also believes that a combination with AIG would allow the Company to enjoy opportunities for operating efficiencies and synergies as a result of the Proposed AIG Merger, particularly in the international distribution of the Company's products.

          (3) The Board of Directors believes that the Cendant Offer has commenced a process which may lead to higher bids or offers for the Company from Cendant, AIG or others. Consequently, the Board of Directors believes that it would be premature to make a recommendation with respect to the Cendant Offer at this time. The Company has not to date received any such higher bids or offers from Cendant, AIG, or others.

     The Board did not assign relative weights to the factors listed above.

     A discussion of the background of the events leading up to the execution of the AIG Merger Agreement by the Company, and the reasons for the determination of the Board to recommend approval and adoption of the AIG Merger Agreement are set forth on pages 22-31 of the Proxy Statement/Prospectus of the Company and AIG filed with the SEC on January 30, 1998 (the "Proxy Statement/Prospectus"), a complete copy of which is filed as Exhibit 3 hereto, and such material on pages 22-31 is incorporated by reference herein in its entirety. The AIG Merger Agreement is filed as Exhibit 2 hereto and is incorporated by reference herein in its entirety. In connection with the AIG Merger Agreement, (i) AIG and the Company entered into a Stock Option Agreement, dated as of December 21, 1997 (the "Stock Option Agreement") pursuant to which the Company granted AIG an option to purchase a number of newly issued shares of Common Stock equal to approximately 19.9% of the outstanding shares of Common Stock upon the occurrence of certain events and (ii) R. Kirk Landon, Chairman of the Company and Gerald N. Gaston, Vice Chairman, President and Chief Executive Officer of the Company (collectively, the "Shareholders") entered into a Voting Agreement dated as of December 21, 1998 with AIG (the "Voting Agreement"), pursuant to which each of Messrs. Landon and Gaston and certain entities affiliated with Mr. Landon agreed to vote all of the Shares beneficially owned by such shareholder (representing approximately 8.2% of the outstanding Shares) (i) in favor of adoption and approval of the AIG Merger Agreement and the Proposed AIG Merger at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment thereof and (ii) against any action or proposal that would compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Proposed AIG Merger. The Stock Option Agreement and the Voting Agreement are filed as Exhibit 4 and Exhibit 5 hereto, respectively, and are incorporated in their entirety herein by reference. Descriptions of the terms of the Stock Option Agreement and the Voting Agreement are set forth on pages 52-54 of the Proxy Statement/Prospectus, and such material on pages 52-54 is incorporated by reference herein in its entirety. A description of the terms of the AIG Merger Agreement is set forth on pages 38-51 of the Proxy Statement/Prospectus, and such material on pages 38-51 is incorporated by reference herein in its entirety. The descriptions of the AIG Merger Agreement, the Stock Option Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, complete copies of which are filed as Exhibits 2, 4 and 5, respectively, hereto.

     On January 27, 1998, Cendant publicly announced a proposal to acquire the Company for $58 per share of Common Stock, to be paid in cash and common stock of Cendant. Such proposal was communicated in a letter (the "Cendant Offer Letter") to the members of the Board of Directors from Henry R. Silverman, President and Chief Executive Officer of Cendant, and Walter A. Forbes, Chairman of Cendant. A copy of the Cendant Offer Letter is filed as Exhibit 6 hereto and is incorporated in its entirety herein by reference. On January 27, 1998, Cendant filed its tender offer documents with the SEC on Schedule 14D-1. Pursuant to the

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Cendant Offer, Purchaser seeks to purchase 23,501,260 Shares, subject to the terms and conditions stated therein, at $58 per Share in cash. Cendant contemplates that after consummation of the Cendant Offer, the Company would be merged with and into a subsidiary of Cendant (the "Cendant Merger") and all Shares not tendered in the Cendant Offer would be converted into that number of shares of Cendant Common Stock having a value equal to $58. Cendant also contemplates that in such merger, each outstanding share of $3.125 Series B Cumulative Convertible Preferred Stock of the Company (the "Preferred Stock") would be converted into one share of a new series of convertible preferred stock of Cendant having similar terms, except that such shares would be convertible into shares of Cendant common stock in accordance with the terms of the Preferred Stock.

     The Cendant Offer is subject to a number of conditions, including (a) there being validly tendered and not properly withdrawn prior to the expiration of the Cendant Offer a number of Shares which, together with Shares owned by Cendant and Purchaser, constitute at least 51% of the Shares outstanding on a fully diluted basis; (b) Purchaser being satisfied, in its sole discretion, that the provisions of Section 607.0901(2) of the Florida Business Corporation Act (the "FBCA") are inapplicable to the Cendant Merger; (c) Purchaser being satisfied, in its sole discretion, that the provisions of Section 607.0902 of the FBCA continue to be inapplicable to the acquisition of Shares pursuant to the Cendant Offer; (d) the purchase of Shares pursuant to the Cendant Offer having been approved for purposes of rendering the supermajority vote requirement of the Company's Third Amended and Restated Articles of Incorporation (the "Articles") inapplicable to Cendant and Purchaser; (e) the Rights having been redeemed by the Board, or Purchaser being satisfied, in its sole discretion, that the Rights are invalid or otherwise inapplicable to the Cendant Offer and to the Cendant Merger; (f) the option contemplated by the Stock Option Agreement having been terminated or invalidated without any Shares having been issued thereunder; and
(g) Cendant and Purchaser having obtained all insurance regulatory approvals necessary for their acquisition of control over the Company's subsidiaries on terms and conditions satisfactory to Purchaser, in its sole discretion.

     In connection with its proposal, on January 27, 1998, Cendant commenced litigation against the Company, members of the Board, AIG and AIGF in the United States District Court for the Southern District of Florida, as described more fully in Item 8 below.

     Also on January 27, 1998, the Company issued a press release, a copy of which is filed as Exhibit 7 hereto and is incorporated in its entirety herein by reference, announcing that the Board would review Cendant's proposal in due course, and requesting that holders of Shares not take any action until such time as the Company responds to the Cendant Offer.

     Subsequent to the announcement of the Cendant Offer, AIG on January 27, 1998 delivered notice to the Company exercising its option to purchase the 8,265,626 Shares issuable under the Stock Option Agreement. The consummation of such purchase is subject to applicable regulatory approvals. A copy of the AIG notice of exercise of the option under the Stock Option Agreement is filed as
Exhibit 8 hereto and is incorporated in its entirety herein by reference.

     On January 28, 1998, the Board of Directors met telephonically to review the terms of the Cendant Offer. The Board was apprised of the nature of the litigation commenced by Cendant and others. Members of the Board were also advised as to their fiduciary duties with respect to the Cendant Offer and the Proposed AIG Merger as well as the Company's contractual obligations under the AIG Merger Agreement. The Board determined to meet again on February 5, 1998, at which time it would consider fully the Cendant Offer and the advice of its legal and financial advisors.

     Thereafter, representatives of Smith Barney Inc., now affiliated with Salomon Brothers Inc. ("Salomon Smith Barney"), financial advisor to the Company and Dewey Ballantine LLP and Jorden Burt Berenson & Johnson LLP, counsel to the Company had periodic discussion with representatives of Goldman, Sachs & Co., financial advisor to AIG ("Goldman Sachs") and Sullivan & Cromwell, counsel to AIG, to discuss AIG's position with respect to the Cendant Offer.

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

     On January 30, 1998, the Company and AIG filed the Proxy
Statement/Prospectus with the Commission, and on February 2, 1998 copies of the Proxy Statement/Prospectus were distributed to shareholders of the Company.

     On January 30, 1998, the Company and AIG were informed that they had been granted early termination, effective January 30, 1998, of the waiting period for approval of the Proposed AIG Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder. The early termination also applies to AIG's option to purchase Shares under the Stock Option Agreement.

     On January 30, 1998, Cendant filed preliminary proxy materials with the SEC to solicit shareholders of the Company in opposition to the Proposed AIG Merger. Concurrently, Cendant announced its intention to send proxy materials to shareholders of the Company promptly after such materials are finalized in accordance with federal securities laws.

     At its meeting on February 5, 1998, the Board of Directors, along with its legal and financial advisors, fully considered the Cendant Offer, as well as the fiduciary duties of the Board and its obligations under Florida law to consider the impact of the Cendant Offer on other constituencies such as policyholders, accounts and employees, and determined that, in light of all the relevant circumstances and for the reasons set forth above, it is unable to take a position with respect to the Cendant Offer and is making no recommendation at this time with respect to the Cendant Offer.

     As described more fully in Item 8 below, at its meeting on February 5, 1998, the Board of Directors also unanimously approved an amendment to the Rights Agreement providing that the Board of Directors may extend a Distribution Date (as defined in the Rights Agreement) beyond the dates set forth in the Rights Agreement, upon approval by a majority of the Continuing Directors (as defined in the Rights Agreement). Pursuant to the Rights Agreement, as so amended, the Board of Directors resolved that the Distribution Date shall not occur until such date as may be determined by action of the Board of Directors in accordance with the terms of the Rights Agreement, as amended.

     In addition to the matters set forth above, at its meeting on February 5, 1998, the Board of Directors of the Company approved the filing of this Statement as well as a letter to be sent to shareholders (the "Shareholder Letter") and a press release (the "February 6 Company Press Release"), each dated February 6, 1998, describing the position of the Board of Directors set forth herein. Copies of the Shareholder Letter and the February 6 Company Press Release are filed as Exhibits 9 and 10, respectively, hereto and are incorporated by reference herein.

     On February 5, 1998, the Company issued a press release (the "Earnings Release") announcing operating results for the year ended December 31, 1997. The Earnings Release, which includes summarized financial statement tables for the quarter ended and year ended December 31, 1997, is filed as Exhibit 11 hereto and is incorporated herein by reference in its entirety.

     The Earnings Release sets forth the following information. Net operating income for the fourth quarter of 1997 was $29.2 million or $.62 per share on a diluted basis. This compares with net operating income of $25.2 million or $.54 per share for the same period in 1996. Operating results for the fourth quarter 1997 increased $4.0 million or 16% as compared with the same period in 1996. On a basic earnings per share basis, net operating income for the fourth quarter of 1997 was $.66 per share compared with $.57 per share for the same period of 1996.

     Gross collected premiums for the fourth quarter of 1997 increased approximately 10% from $652.6 million to $720.2 million. Gross collected premiums for 1997 were $2.740 billion versus $2.493 billion for 1996. This represents an increase of approximately 10% in 1997 over 1996.

     Operating results in the fourth quarter were driven by the growth in net earned premiums of 10% over the same period in 1996, coupled with consistently good underwriting results and a favorable operating expense ratio. The ratio of claims and commission expenses to net earned premiums was 78.7% which continues to reflect favorable underwriting trends experienced throughout 1997. Operating expenses in the quarter totaled $74.2 million or 11.2% of gross earned premiums. This compared with an operating expense ratio of 12.2% for the same period in 1996. The quarter also benefited from a lower effective tax rate of 25.9% compared with

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

31.3% in the same period in 1996. The overall effective tax rate for 1997 was 28% compared with 30.5% for 1996.

     Net income for the fourth quarter of 1997 was $30.0 million or $.64 per share on a diluted basis, compared with $26.2 million or $.56 per share for the same period in 1996. On a basic earnings per share basis, net income for the fourth quarter of 1997 was $28.2 million or $.68 per share compared with $24.3 million or $.59 per share for the same period in 1996. Fourth quarter net income includes realized investment gains, net of tax, of $.8 million or $.02 per share compared with realized investment gains, net of tax, of $1.0 million or $.02 per share for the same period in 1996.

     Weighted average shares outstanding on a diluted basis for the quarter were
47.1 million compared with a split adjusted figure of 46.7 million for the same period in 1996. The Company declared a two-for-one Common Stock split in August 1997. As a result of the stock split all common shareholders of record on August 29, 1997 received one additional share for each share they held.

     On a diluted basis net operating income increased $18.6 million or 21% in 1997 over 1996. Net operating income for the year ended December 31, 1997 was $108.3 million or $2.31 per share compared with net operating income of $89.7 million or $2.04 per share in 1996. On a basic earnings per share basis, net operating income per share for 1997 was $2.44 per share compared with $2.12 per share for 1996.

     Adjusted net income for the year ended December 31, 1997 was $115.1 million or $2.45 per share on a diluted basis, compared with net income of $94.7 million or $2.16 per share for 1996.

     Stockholders' equity was $698.9 million (excluding $115 million of preferred stock) and book value per common share was $16.83 at December 31, 1997.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained Broadgate Consultants, Inc. as a public relations advisor in connection with the Cendant Offer and has retained MacKenzie Partners, Inc. to assist the Company in communications with shareholders and to provide other services in connection with the Proposed AIG Merger and the Cendant Offer. The Company will pay Broadgate Consultants, Inc. and MacKenzie Partners, Inc. reasonable and customary compensation for their services and will reimburse MacKenzie Partners, Inc. and Broadgate Consultants, Inc. for their reasonable out-of-pocket expenses incurred in connection therewith.

     The Company retained Salomon Smith Barney to explore and evaluate a strategic combination with AIG. The Company agreed to pay Salomon Smith Barney:
(i) a retainer fee (the "Retainer Fee") of $100,000, which has been paid; and
(ii) an additional fee of $1,000,000 (an "Opinion Fee"), which becomes payable upon delivery by Salomon Smith Barney of an Opinion (whether oral or written, as requested by the Company) to the Board of Directors of the Company as to whether the consideration to be received by the Company or its shareholders, as the case may be, in connection with either the transaction contemplated by the AIG Merger Agreement or the Cendant Offer (each a "Transaction") is fair to the Company or such shareholders from a financial point of view (provided, however, that the aggregate Opinion Fees payable shall not exceed $2,000,000) (Salomon Smith Barney rendered such an Opinion in connection with the approval by the Board of Directors of the Proposed AIG Merger and has been paid an Opinion Fee by the Company). In addition, the Company has agreed to pay Salomon Smith Barney a transaction fee (the "Transaction Fee") of $5.5 million (less the Retainer Fee and Opinion Fees referred to in (i) and (ii) above), except that in the event a Transaction involves the purchase of shares of Common Stock, an additional fee will be payable as follows: (A) if the total consideration per share paid to or received by the shareholders of the Company is greater than $40.00 but less than or equal to $58.00, the Company will pay to Salomon Smith Barney an additional fee in an amount equal to the lesser of (x) $6.6 million and (y) 2% of the aggregate amount of such consideration paid to all Company shareholders in excess of $40.00 per share; and (B) if the total consideration per share paid to or received by the shareholders of the Company is greater than $58.00, the Company will pay to Salomon Smith Barney an additional fee in an amount equal to
(x) $6.6 million plus (y) 1% of the aggregate amount of such consideration paid to all Company shareholders in excess of $58.00 per share, provided, however, that the additional fee payable under this clause (B) shall not exceed $9.5 million. The Transaction Fee described in the preceeding sentence becomes payable upon the consummation of a Transaction. The Company also has agreed to reimburse Salomon Smith Barney for its out-of-pocket expenses, incurred by Salomon Smith Barney, including the fees and expenses of its legal counsel, subject to a cumulative maximum limit of $100,000, and to indemnify Salomon Smith Barney and related persons against certain liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement.

     Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Proposed AIG Merger or the Cendant Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Other than normal periodic purchases made pursuant to the Company's various employee and director benefit plans and as described below, to the Company's best knowledge, no transactions in Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company. On January 23 and 26, 1998, Messrs. Gaston and Landon, respectively, gave notice to the Company of their intention to convert $1,737,312.50 aggregate principal amount and $1,985,500 aggregate principal amount, respectively, of the Company's convertible debentures due May 24, 1999 held by them (the "Debentures") into 140,000 Shares and 160,000 Shares, respectively. The Debentures were issued to Messrs. Gaston and Landon pursuant to the Company's 1994 ABIG Key Executive Debenture Plan. On December 22, 1997, Watsco, Inc., a corporation of which Mr Albert H. Nahmad, a director of the Company, is President, Chairman of the Board and Chief Executive Officer, sold 8,000 Shares at a price of $45 3/4 per share, in open market transactions.

     (b) To the best knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries intend, with respect to any Shares held of record or beneficially owned by such persons, to tender any Shares to Purchaser and Cendant.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except for discussions among the financial advisors and counsel as described in Item 4 above, no negotiation is being undertaken or is underway by the Company in response to the Cendant Offer which relates or would result in:

          (1) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) A tender offer for or other acquisition of securities by or of the Company; or

          (4) Any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, the Company has not entered into any transaction, board resolution, agreement in principle or signed contract in response to the Cendant Offer which relates to or would result in one or more of the matters referred to in Item 7(a). However, the Board has determined that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to any transaction or proposals of the type referred to in Item 7(a), if any, prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing that no such disclosure with respect to any transaction be made until such agreement in principle has been reached.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

  Litigation.

     On or about January 27, 1998, Cendant and Purchaser filed an action in the United States District Court, Southern District of Florida, Miami Division, alleging various causes of action relating to the Proposed AIG Merger: Cendant Corporation, et al. v. American Bankers Insurance Group, Inc., et al., Civil Action No. 98-0159 (the "Cendant Action"). On or about January 27, 1998, a putative class action was filed in the Circuit Court of the Eleventh Judicial District in and for Dade County, Florida, on behalf of the Company's shareholders, alleging causes of action relating to the Proposed AIG Merger:
Goodman v. American Bankers Insurance Group Inc., et al., Case No. 98-01916-CA01 (the "Goodman State Court Action"). On or about January 28, 1998, a putative class action was filed in the United States District Court in Miami, on behalf of the Company's shareholders, alleging causes of action relating to the Proposed AIG Merger: Goodman v. American Bankers Insurance Group Inc., et al., Civil Action No. 98-0175 (the "Goodman Federal Court Action"). Also on or about January 28, 1998, another putative class action was filed in the United States District Court in Miami, on behalf of the Company's shareholders, alleging causes of action relating to the Proposed AIG Merger: Lopate, et al. v. Landon, et al., Civil Action No. 98-0168 (the "Lopate Federal Court Action"). On or about February 2, 1998, another putative class action was filed in the United States District
Court in Miami, on behalf of the Company's shareholders, alleging causes of action relating to the Proposed AIG Merger: Bildstein v. American Bankers Insurance Group, et al., Civil Action No. 98-0212 (the "Bildstein Federal Court Action").

     The defendants in the Cendant Action are the Company, AIG, AIGF and Gerald
N. Gaston, R. Kirk Landon, Eugene M. Matalene, Jr., Armando Codina, Peter J. Dolara, James F. Jorden, Bernard P. Knoth, Albert H. Nahmad, Nicholas J. St. George, Robert C. Strauss, George E. Willamson II, Daryl L. Jones, Nicholas A. Buoniconti and Jack F. Kemp who are members of the Company's Board of Directors (collectively the "Individual Defendants"). The defendants in the Goodman State Court Action and the Goodman Federal Court Action are the Company, AIG, the Individual Defendants and William H. Allen, Jr., also a director of the Company. The defendants in the Lopate Federal Court Action are the Company, AIG, AIGF and the Individual Defendants, except Mr. Kemp. The defendants in the Bildstein Federal Court Action are the Company, AIG, the Individual Defendants and Mr. Allen.

     Each of the lawsuits identified above allege substantially similar causes of action: breaches of fiduciary duty against the Individual Defendants for having agreed to the Proposed AIG Merger, the Stock Option Agreement, the 120 day so-called "No-Shop" provision, the 180 day non-termination provision and the $66 million termination fee, and for having exempted the Proposed AIG Merger from the provisions of the Rights Agreement.

     The Cendant Action also alleges civil conspiracy to commit a breach of fiduciary duty against AIG and AIGF and violation of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations promulgated thereunder against AIG. Plaintiffs in the Cendant Action allege that AIG's Schedule 13D filed on January 16, 1998 fails to disclose that Maurice R. Greenberg, the chairman of AIG, controls AIG. Plaintiffs claim that AIG failed to disclose that Mr. Greenberg controls approximately 30% of the outstanding shares of common stock of AIG through his alleged control of Starr International Company, Inc., C.V. Starr & Co. Inc. and the Starr Foundation, and his alleged influence over persons who, directly or indirectly, report to him.

     On February 2, 1998, plaintiffs in the Cendant Action filed an amended complaint, additionally claiming that the Proxy Statement/Prospectus is false and misleading and allegedly violates Sections 14(a) and 14(e) of the Exchange Act. The Amended Complaint alleges that the Proxy Statement/Prospectus is false and misleading in that it: (i) claims that AIG has exercised the option contemplated by the Stock Option Agreement, thereby suggesting that it will obtain the option shares in three to ten business days, when in fact the option contemplated by the Stock Option Agreement will not be exercisable until such time as AIG obtains the requisite regulatory approval, which is not imminent, as the Proxy Statements/Prospectus suggests; (ii) states that the Company and AIG expect the Proposed AIG Merger to close in March 1998, when they know that the likelihood of receiving all required regulatory approval prior to the second quarter of

1998 is remote; (iii) claims there are expense savings and synergies to be obtained as a result of the Proposed AIG Merger without disclosing the plans for achieving them and that in order to accomplish the cost savings desired by AIG, it is likely that jobs will be eliminated and employees of the Company will be terminated, including those based in Florida; (iv) misleadingly misrepresents the number of shares "contractually committed" to vote in favor of the Proposed AIG Merger; (v) misleadingly implies that AIG will be able to vote the Shares covered by the Stock Option Agreement at the special meetings of shareholders at which voting for the Proposed AIG Merger will be held; (vi) misleadingly fails to disclose that AIG is controlled by Mr. Greenberg, directly and indirectly, through his control of Starr International Company, Inc., Starr Foundation and C.V. Starr & Co. Inc.; and (vii) conceals the purportedly inadequate financial terms of the Proposed AIG Merger by, among other things, presenting the fairness opinion of its financial adviser, without revealing whether the opinion was based on projections that allegedly were revised by decreasing revenue and income growth from historical levels solely to create the illusion that economically the Proposed AIG Merger is "fair" and to gain approval for the Proposed AIG Merger.

     The Goodman State Court Action, the Goodman Federal Court Action, the Lopate Federal Court Action, and the Bildstein Federal Court Action allege breaches of fiduciary duty similar to those alleged in the Cendant Action, and the latter three actions include a claim against AIG for violation of Section 13(d) of the Exchange Act and the regulations promulgated thereunder.

     Each of the lawsuits, identified above seeks injunctive and declaratory relief against the actions allegedly taken by the defendants including corrective disclosure and an injunction against the Proposed AIG Merger as well as unspecified damages and attorneys' fees.

  Amendment to Rights Agreement.

     At its meeting on February 5, 1998, the Board of Directors of the Company unanimously approved Amendment No. 2 to the Rights Agreement ("Amendment No. 2") which provides that a Distribution Date under the Rights Agreement will be the Close of Business (as defined in the Rights Agreement) on the day (or such later date as may be determined by action of the Board of Directors, upon approval by a majority of the Continuing Directors (as defined in the Rights Agreement)) which is the earlier of (i) the tenth day after the first date of public announcement by the Company or an Acquiring Person (as defined in the Rights Agreement) that an Acquiring Person has become such or (ii) the tenth business day after the date that a tender or exchange offer by any person (other than the Company and certain exempted persons) is first published or sent or given within the meaning of Rule 14d-2(a), if upon consummation thereof, such person would become the beneficial owner of fifteen percent or more of the shares of Common Stock then outstanding. Amendment No. 2 is filed as Exhibit 13 hereto and is incorporated by reference herein. Pursuant to the Rights Agreement, as so amended, the Board of Directors resolved that the Distribution Date shall not occur until such date as may be determined by action of the Board of Directors in accordance with the terms of the Rights Agreement, as amended. Therefore, the Cendant Offer will not at this time cause a Distribution Date to occur, although the Board may cause a Distribution Date to occur in connection therewith in the future.

     Descriptions of the terms of the Rights Agreement and the FBCA, the Articles and the Company's By-Laws relating to business combination restrictions are set forth on pages 72-74 of the Proxy Statement/Prospectus, and such material on pages 72-74 is incorporated by reference herein in its entirety.

  Regulatory Process

     The completion of the Proposed AIG Merger and the Cendant Offer are each contingent upon the receipt of approvals from the insurance regulators in each domestic and foreign jurisdiction which is a domicile of an insurance company subsidiary of the Company. On or before January 9, 1998, AIG filed applications for such approvals in all such jurisdictions. On January 27, 1998, Cendant filed applications for such approvals. As required by the laws of the respective domestic jurisdictions, copies of such applications were delivered to the Company and/or its insurance company subsidiaries; however, the copies of Cendant's applications provided to the Company were incomplete.

     Each jurisdiction has a statutory framework pursuant to which consideration of the applications is conducted. In certain jurisdictions, hearings are required. In other jurisdictions, hearings may be initiated by the regulator or at the request of an affected party. On February 2, 1998, Cendant petitioned to intervene in the consideration of AIG's application in Florida and to have such consideration consolidated with the consideration of its own application and petitioned for a hearing on the AIG application as provided for by Florida law. Cendant asserted that it should be admitted as party to the AIG approval process as provided by Florida law because its substantial interests as a shareholder and competing acquiror of the Company will be affected by the AIG application. Cendant further asserted that the AIG application raises disputed issues of material fact as to whether AIG's proposed acquisition of a controlling interest in the Florida domestic insurers should be approved, and that Cendant has a right to be heard on these issues through participation in the proceedings. The Florida Insurance Commissioner has not yet acted upon Cendant's petition for a hearing or request for consolidation. If Cendant's petition is granted, a hearing will be conducted within 60 days after the date of its petition and the 90 day period within which the Florida Insurance Commissioner is required to act on AIG's application will be tolled during the pendency of the hearing. Therefore, if a hearing is held as a result of Cendant's petition, the Proposed AIG Merger will not be approved (if approved at all) prior to the end of March, 1998.

     The Company has requested a hearing in connection with Cendant's application in Florida. In addition, the Company has sent a letter to the insurance regulatory authorities of certain other states where Cendant has filed applications for approval of the Cendant Offer, stating that such document provided to the Company was not complete, in that it omitted certain exhibits which are part of the application, and requesting that Cendant be instructed to provide the portions of the application not included in the initial delivery to the Company and all additional information filed with such regulatory authorities in respect of the application.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1..................  Pages 11, 13-14, 17-22 and 22-31 of the Company's
                             Proxy Statement, dated April 11, 1997, in connection with the Annual Meeting of Shareholders of the Company held on May 23, 1997 and pages 35-36 and 55-56 of the Proxy Statement/Prospectus dated January 30, 1997

Exhibit 2..................  Agreement and Plan of Merger, dated as of December
                             1, 1997, as amended and restated as of January 7, 1998 and as further amended by Amendment No. 1 on January 28, 1998, among the Company, AIG and AIGF (incorporated by reference to Appendix I of the Proxy Statement/ Prospectus)

Exhibit 3..................  The Proxy Statement/Prospectus (incorporated by reference to the Proxy Statement/Prospectus on
                             Schedule 14A filed on January 30, 1998) (0-9633)

Exhibit 4..................  Stock Option Agreement, dated as of December 21,
                             1997, between the Company and AIG (incorporated by reference to Appendix II of the Proxy Statement/Prospectus)

Exhibit 5..................  Voting Agreement, dated as of December 21, 1997, between AIG, and Gerald N. Gaston, R. Kirk Landon,
                             R. Kirk/B. Landon Foundation, R. Kirk Landon
                             Revocable Trust, and Landon Corporation
                             (incorporated by reference to Appendix III of the Proxy Statement/Prospectus)

Exhibit 6..................  Letter, dated January 27, 1998, from Cendant to the
                             Board of Directors of the Company

Exhibit 7..................  Press Release, dated January 27, 1998, of the
                             Company

Exhibit 8..................  Letter, dated January 27, 1998, from AIG to the
                             Company, exercising the option to purchase
                             8,265,626 shares of Common Stock pursuant to the Stock Option Agreement

Exhibit 9..................  Letter, dated February 6, 1998, from the Company to holders of Common Stock*

Exhibit 10.................  Press Release, dated February 6, 1998, of the
                             Company

Exhibit 11.................  Earnings Press Release dated February 5, 1998, of the Company

Exhibit 12.................  Amended Complaint filed in Cendant Corporation, et
                             al. v. American Bankers Insurance Group, Inc., et al., Civil Action No. 98-0159 (Moore)

                             Complaint filed in Goodman v. American Bankers Insurance Group Inc., et al., Case No. 98-01915-0801

                             Complaint filed in Goodman v. American Bankers Insurance Group Inc., et al., Civil Action No. 98-0175 (Moreno)

                             Complaint filed in Lopate, et al. v. Landon, et al., Civil Action No. 98-0168 (Moreno)

                             Complaint filed in Bildstein v. American Bankers Insurance Group, Inc. et al., Civil Action No. 98-0212 (Brown)

Exhibit 13.................  Amendment No. 2, dated as of February 5, 1998, to the Rights Agreement, dated as of February 24, 1988, as amended and restated as of November 14, 1990 and as further amended on December 19, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C. as successor Rights Agent

Exhibit 14.................  Form of Executive Compensation Agreement
                             (incorporated by reference to Exhibit 10(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 15.................  Form of Executive Severance Benefits Agreement
                             (incorporated by reference to Exhibit 10(c) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 16.................  1991 Stock Incentive Compensation Plan, as amended
                             February 18, 1994 (incorporated by reference to
                             Exhibit 10(j) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 17.................  1991 Stock Option/Restricted Stock Award Plan, as
                             amended February 18, 1994 (incorporated by
                             reference to Exhibit 10(k) of the Company's Annual Report on Form 10-K for the year ended December 31,
                             1996)

Exhibit 18.................  1994 Non-Employee Directors' Stock Option Plan
                             (incorporated by reference to Exhibit 10(p) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 19.................  1997 Equity Incentive Plan (incorporated by reference to Exhibit B of the Company's Proxy Statement on Schedule 14A filed on April 11, 1997)
---------------
* Included in copies mailed to shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AMERICAN BANKERS INSURANCE GROUP, INC.

                                       By: /s/ GERALD N. GASTON
                                         ---------------------------------------
                                         Name: Gerald N. Gaston
                                         Title: Chief Executive Officer,
                                             President and Vice Chairman

Date: February 6, 1998

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION

Exhibit 1..................  Pages 11, 13-14, 17-22 and 22-31 of the Company's
                             Proxy Statement, dated April 11, 1997, in connection with the Annual Meeting of Shareholders of the Company held on May 23, 1997 and pages 35-36 and 55-56 of the Proxy Statement/Prospectus dated January 30, 1997

Exhibit 2..................  Agreement and Plan of Merger, dated as of December
                             1, 1997, as amended and restated as of January 7, 1998 and as further amended by Amendment No. 1 on January 28, 1998, among the Company, AIG and AIGF (incorporated by reference to Appendix I of the Proxy Statement/ Prospectus)

Exhibit 3..................  The Proxy Statement/Prospectus (incorporated by reference to the Proxy Statement/Prospectus on
                             Schedule 14A filed on January 30, 1998) (0-9633)

Exhibit 4..................  Stock Option Agreement, dated as of December 21,
                             1997, between the Company and AIG (incorporated by reference to Appendix II of the Proxy Statement/Prospectus)

Exhibit 5..................  Voting Agreement, dated as of December 21, 1997, between AIG, and Gerald N. Gaston, R. Kirk Landon,
                             R. Kirk/B. Landon Foundation, R. Kirk Landon
                             Revocable Trust, and Landon Corporation
                             (incorporated by reference to Appendix III of the Proxy Statement/Prospectus)

Exhibit 6..................  Letter, dated January 27, 1998, from Cendant to the
                             Board of Directors of the Company

Exhibit 7..................  Press Release, dated January 27, 1998, of the
                             Company

Exhibit 8..................  Letter, dated January 27, 1998, from AIG to the
                             Company, exercising the option to purchase
                             8,265,626 shares of Common Stock pursuant to the Stock Option Agreement

Exhibit 9..................  Letter, dated February 6, 1998, from the Company to holders of Common Stock*

Exhibit 10.................  Press Release, dated February 6, 1998, of the
                             Company

Exhibit 11.................  Earnings Press Release dated February 5, 1998, of the Company

Exhibit 12.................  Amended Complaint filed in Cendant Corporation, et
                             al. v. American Bankers Insurance Group, Inc., et al., Civil Action No. 98-0159 (Moore)

                             Complaint filed in Goodman v. American Bankers Insurance Group Inc., et al., Case No. 98-01915-0801

                             Complaint filed in Goodman v. American Bankers Insurance Group Inc., et al., Civil Action No. 98-0175 (Moreno)

                             Complaint filed in Lopate, et al. v. Landon, et al., Civil Action No. 98-0168 (Moreno)

                             Complaint filed in Bildstein v. American Bankers Insurance Group, Inc. et al., Civil Action No. 98-0212 (Brown)

EXHIBIT NO.                                     DESCRIPTION

Exhibit 13.................  Amendment No. 2, dated as of February 5, 1998, to the Rights Agreement, dated as of February 24, 1988, as amended and restated as of November 14, 1990 and as further amended on December 19, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C. as successor Rights Agent

Exhibit 14.................  Form of Executive Compensation Agreement
                             (incorporated by reference to Exhibit 10(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 15.................  Form of Executive Severance Benefits Agreement
                             (incorporated by reference to Exhibit 10(c) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 16.................  1991 Stock Incentive Compensation Plan, as amended
                             February 18, 1994 (incorporated by reference to
                             Exhibit 10(j) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 17.................  1991 Stock Option/Restricted Stock Award Plan, as
                             amended February 18, 1994 (incorporated by
                             reference to Exhibit 10(k) of the Company's Annual Report on Form 10-K for the year ended December 31,
                             1996)

Exhibit 18.................  1994 Non-Employee Directors' Stock Option Plan
                             (incorporated by reference to Exhibit 10(p) of the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit 19.................  1997 Equity Incentive Plan (incorporated by reference to Exhibit 8 of the Company's Proxy Statement on Schedule 14A filed on April 11, 1997)
---------------
* Included in copies mailed to shareholders of the Company.